MANAGEMENT’S DISCUSSION AND ANALYSIS
for the fiscal year ended
April 30, 2012

To be read in conjunction with the Company’s
Fiscal 2012 Audited Consolidated Financial Statements and Accompanying Notes.

July 23, 2012

     Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of July 23, 2012, reviews Pacific Rim Mining Corp.’s (collectively, with its subsidiaries, “Pacific Rim” or “the Company”) business and financial performance for the twelve month periods ended April 30, 2012 (“fiscal 2012”), in comparison to the twelve months ended April 30, 2011 (“fiscal 2011”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s fiscal 2012 consolidated audited financial statements and accompanying notes.

As prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board, the Company adopted the requirements of the International Financial Reporting Standards (“IFRS”) in its financial statements as of May 1, 2011, including the presentation of its opening consolidated balance sheet as at May 1, 2010 and its April 30, 2011 consolidated balance sheet, along with its consolidated statement of loss and comprehensive loss for the year ended April 30, 2011. The presentation of the Company’s comparative balances from those previously reported under Canadian GAAP to those converted into IFRS is explained and reconciled in Note 15 of the Company’s April 30, 2012 annual audited consolidated financial statements as filed on SEDAR.

The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Nature of Operations

Pacific Rim is an environmentally and socially responsible exploration company whose business plans and management talent focus on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company holds a joint venture option on the Hog Ranch epithermal gold project in Nevada and is actively pursuing additional exploration opportunities elsewhere in the Americas.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed, under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). The Arbitration was recently given permission by ICSID to proceed, under the Investment Law, to its final phase wherein the merits of the claim will finally be addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse and to resuming its advancement of the El Dorado project.

While the El Dorado project awaits resolution, Pacific Rim has turned its exploration focus to other jurisdictions and has resumed active exploration initiatives.. In early fiscal 2012 the Company acquired an option to earn a 65% interest in the Hog Ranch gold property in Nevada and commenced field exploration of this project shortly thereafter. The Company also has the opportunity (by virtue of a Letter of Intent signed during fiscal 2011) to acquire a 100% interest in the Remance property in Panama. The Company’s focus is currently on evaluating the results of its recent field surveys at the Hog Ranch project in preparation for a Phase 1 drill program, on continuing efforts to secure the El Dorado mining permit while PacRim’s arbitration action proceeds, and on the continued search for additional project acquisitions.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

1.1 Significant Events

Significant technical and corporate events that occurred during and subsequent to the twelve months ended April 30, 2012 include:

  In May 2011 the Company closed a private placement financing in which a total of 17.6 million Units at a price of CDN $0.21 per Unit were issued to subscribers for gross proceeds of CDN $3,696,000. Each Unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Additional details regarding the financing are provided in Section 6.3.

  In early May 2011 the ICSID Tribunal held hearings in Washington, DC to hear argument and witness testimony related to objections (the “Jurisdiction Objection”) filed by the Government of El Salvador (“GOES”) in August 2010 in connection with the Arbitration. In the Jurisdiction Objection the GOES asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law of El Salvador, based largely on issues of timing and nationality (see below for further information related to the Jurisdiction Objection)

  In June 2011, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), signed a Definitive Agreement (the “Hog Ranch Agreement”) with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada. The Hog Ranch Agreement grants PREx an option to acquire a 65% interest in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim. Additional details regarding the Hog Ranch acquisition are provided in Section 3.2.

  In March 2012 the Company announced the retirement of Mr. Anthony Petrina from the Company’s Board of Directors, and the appointment of Mr. Tim Baker as an Independent Non-Executive Director. Mr. Petrina was an integral and insightful member of the Company’s Board since 1996. Mr. Baker is a geologist with extensive operational and production experience at mines located in Latin America and worldwide.

  In June 2012 the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim will proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC. Additional details of the Arbitration are provided in Section 3.1.5.

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure adequate financing for exploration expenses including the planned Hog Ranch drill program, maintenance of the El Salvador and Nevada properties and general working capital purposes; the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; developments related to the Arbitration action; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the information provided in Section 14 – Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2013 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 7, 14, and 16 below.]

1.2 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. There can be no assurance that such financing will be available now or in the future, or be available on favourable terms. Additional funding will be required in the future to maintain its ongoing exploration programs and property commitments, to continue the Arbitration claim, and for administrative purposes.

Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 14.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

For the fiscal year ended April 30, 2012, Pacific Rim recorded a loss of $(1.8) million or $(0.01) per share, compared to a loss of $(3.8) million or $(0.03) per share for the fiscal year ended April 30, 2011. The decrease in net loss for fiscal 2012 compared to fiscal 2011, despite increased exploration and general and administrative expenses, is primarily related to substantially increased gains on the Company’s derivative liability in fiscal 2012 compared to fiscal 2011, as well as a decrease in costs related to the Arbitration year over year.

During fiscal 2012 the Company’s cash increased by $0.5 million from $0.3 million at April 30, 2011 to $0.8 million at April 30, 2012. Short-term investments decreased year over year from $0.8 million at April 30, 2011 to $0.5 million at April 30, 2012. As a result of the increase in cash and the decrease in short-term investments, current assets increased by $0.2 million year over year from $1.2 million at April 30, 2011 to $1.4 million at April 30, 2012. This modest increase reflects the proceeds of a private placement equity financing that closed during fiscal 2012, less cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration.

At April 30, 2012, the Company had current assets of $1.4 million, compared to $1.2 million at April 30, 2011, an increase of $0.2 million. The slight increase in current assets was primarily a result of cash raised through a private placement financing in early fiscal 2012 (as outlined in Section 6.3 below) and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses (as outlined in Section 4 below). At both April 30, 2012 and April 30, 2011 the Company had current liabilities of $1.64 million. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2012 (compared to $1.4 million at April 30, 2011) is due to one vendor associated with the Arbitration.

The $0.2 million increase in current assets combined with no change in current liabilities, resulted in a $0.2 million improvement in working capital from $(0.4) million at the end of fiscal 2011 to $(0.2) at the end of fiscal 2012.

2. Selected Annual Information

The following financial data are derived from the Company’s audited consolidated financial statements for the fiscal years ended April 30, 2012, 2011 and 2010:

Selected Annual Information (all amounts in thousands of US dollars except per share amounts)

	Year ended April 30, 2012*	Year ended April 30, 2011*	Year ended April 30, 2010 **
Sales	$nil	$nil	$nil
Loss from continued operations	$(1,834)	$(3,771)	$(5,005)
Loss per share from continued operations (basic and diluted)	$(0.01)	$(0.03)	$(0.04)
Discontinued operations	$nil	$nil	$38
Net loss for the year	$(1,834)	$(3,771)	$(4,967)
Net Loss per share (basic and diluted)	$(0.01)	$(0.03)	$(0.04)
Weighted average shares outstanding (basic and diluted)	168,414,549	141,631,705	121,608,522
Current assets	$1,400	$1,195	$1,414
Total assets	$6,942	$6,681	$6,927
Total non-current financial liabilities	$210	$1,649	$1,046
Dividends declared	$nil	$nil	$nil

* Reported under IFRS
** Reported under previous Canadian GAAP

3. Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects, and is the operator of the Hog Ranch property in Nevada (on which property the Company has the option to earn a 65% joint venture interest). Through an existing letter of intent, the Company has the option to acquire a 100% interest in the Remance property in Panama, but has to date foregone signing of a final acquisition agreement pending confirmation by the vendor that the Remance mine permit has been extended (additional details are provided in Section 3.3 below). The Company is evaluating a number of mineral projects in other jurisdictions for potential acquisition as part of its project generation efforts.

The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects in El Salvador, during fiscal 2012. The Company ceased exploration activities designed to advance its Salvadoran exploration projects in July 2008 when it became apparent that its efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, and that support for mining in El Salvador by the GOES was in question. This exploration hiatus continued during fiscal 2012.

The Company did conduct surface exploration activities at its Hog Ranch project in Nevada during fiscal 2012, which are described further in Section 3.2 below.

3.1 El Dorado Gold Project, El Salvador

          3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through PacRim and PRES, owns 100% of the El Dorado project. The El Dorado project comprises a 144 square kilometre area covered by three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences) and a 12.75 square kilometre area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005. In accordance with Salvadoran Law, PRES presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession in December 2004. The conversion process is currently pending ministerial acceptance of PRES’s Environmental Impact Study (see Section 3.1.4) and issuance of the environmental permits. Salvadoran administrative laws and procedures give PRES exclusive rights to the exploitation concession area while the permitting process is underway. However, as a result of restricted access to documents in El Salvador due to the ongoing arbitration action, the Company has not had the ability to confirm or renew its existing Salvadoran exploration licences during fiscal 2012.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

          3.1.2 Resources

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area, including the Minita, South Minita and Balsamo deposits, which host the bulk of the project’s resources tabulated to date.

The most recent resource estimate for the El Dorado project was announced on January 17, 2008 (fiscal 2008). This study tabulated the following resources from the Minita, South Minita, Balsamo, Nance Dulce, Coyotera and Nueva Esperanza deposits collectively:

  Measured Resources of 780,100 tonnes at an average gold grade of 11.31 grams per tonne (“g/t”) and an average silver grade of 75.76 g/t, for a total of 283,600 ounces of gold and 1,900,200 ounces of silver. In gold equivalent terms, the average grade of the Measured Resources is 12.30 g/t representing 310,000 gold equivalent ounces.
  Indicated Resources of 3,496,700 tonnes at an average gold grade of 9.00 g/t and an average silver grade of 67.45 g/t, for a total of 1,011,500 ounces of gold and 7,582,300 ounces of silver. In gold equivalent terms the average grade of the Indicated Resources is 9.96 g/t representing 1,119,700 gold equivalent ounces.
  Inferred Resources of 839,300 tonnes at an average gold grade of 9.45 g/t and an average silver grade of 70.89 g/t, for a total of 255,000 ounces of gold and 1,913,000 ounces of silver. In gold equivalent terms, the average grade of the Inferred Resources is 10.47 g/t representing 282,400 gold equivalent ounces.

  The total Measured and Indicated gold equivalent resources of all deposits is 1.4 million ounces at an average grade of 10.4 g/t.

The mineral resource estimates presented above have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

The above resources are based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters) and gold equivalents are based upon a silver to gold ratio of 70:1. Full details of the January 2008 El Dorado resource estimate, by deposit and resource category, are available in the Company’s 2008 Annual Report, on the Company’s website (www.pacrim-mining.com) and in a technical report, as per the requirements of NI 43-101, available by on SEDAR at www.sedar.com. Readers are also directed to Section 18 (NI 43-101 Disclosure) for additional information.

In 2005 the Company completed a pre-feasibility study (as defined by NI 43-101) for the Minita deposit alone, the full details of which are provided in a NI 43-101 technical report available on SEDAR (address above). Readers are cautioned that input parameters, capital costs and commodity values have changed substantially since the 2005 pre-feasibility study was completed and the results of this study should not be relied upon. See Section 14.6 for a discussion of risks and uncertainties related to resource and reserve estimates and the results of economic analyses and Section 18 for additional information regarding the 2005 El Dorado pre-feasibility study. A feasibility study for the El Dorado project to develop a mine plan and economic analysis of the Minita, South Minita and Balsamo deposits was initiated in fiscal 2006 and put on hiatus between late fiscal 2007 and early fiscal 2009 while the basis of the study was expanded due to the discovery of the Balsamo deposit. In February 2009 (late fiscal 2009) the Company halted completion of the feasibility study due to the volatile effects of the economic downturn on various input parameters as well as the ongoing permitting impasse on the El Dorado project. Pacific Rim has no immediate plans to restart the El Dorado feasibility study but will revisit a decision on its completion if, as and when the El Dorado exploitation concession is awarded.

[The previous paragraph contains a forward-looking statement based on management’s intentions as of the date of this report. The conditions management believes are necessary to resume and complete the El Dorado feasibility study are outside of the Company’s control and therefore, management can not predict with certainty if or when the feasibility study will be completed.]

          3.1.3 Fiscal 2012 Developments

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved (see Section 3.1.4 for additional information about permitting). The Company did not conduct any significant exploration work to further advance the El Dorado project during fiscal 2012. Exploration activities undertaken by the Company at the El Dorado project during fiscal 2012 were restricted to care and maintenance responsibilities, baseline environmental data collection and community consultations. The Company also participated in several GOES administrative and legislative initiatives and studies focused on mining in El Salvador.

          3.1.4 Permitting

El Salvador’s current mining law, enacted in 1996 and last amended in 2001, governs the provisions for granting of exploration licences and exploitation concessions. By granting an exploitation concession, the El Salvadoran Ministry of Economy’s Department of Hydrocarbons and Mines confers upon the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. To be granted an exploitation concession, which is a necessary step to commencing mining extraction activities, an environmental permit based on an Environmental Impact Study (“EIS”) must first be approved by the Salvadoran Ministry of Environment and Natural Resources (“MARN”). The applicant must also satisfy a number of other conditions. Once granted, the concession requires that development activities commence within 12 months of the date of the final concession agreement and that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit.

In September 2004, PRES submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone. In September 2005, the finalized EIS, which incorporated initial comments from MARN, was resubmitted to MARN. MARN then conveyed its technical approval of the EIS, and instructed PRES to submit the EIS for public comment, which was carried out in October 2005. In March 2006, PRES received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. In October 2006, the amended EIS, which included the requested clarification on a number of items, was resubmitted to MARN. Finally, in December 2006, PRES submitted a proposal for a water treatment plant in response to additional comments by MARN.

Well over five years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to PRES’s exploitation concession application.

          3.1.5 Arbitration Action

In April 2009, PacRim, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim filed international arbitration proceedings against the GOES under CAFTA and the Investment Law of El Salvador in its own name and on behalf of PRES and DOREX (collectively the “Enterprises”). A Notice of Intent to commence international arbitration proceedings had previously been filed by PacRim in December 2008. PacRim has retained the Washington, DC-based international law firms Crowell & Moring LLP and Weil, Gotshal & Manges LLP to represent it in the arbitration.

Since PacRim initiated the Arbitration claim in 2009, the GOES has filed two objections to the action (the “Preliminary Objections” and the “Jurisdiction Objections”) in an attempt to terminate the Arbitration. On both occasions the Tribunal disagreed and ruled that the action could proceed. Additional details are provided below.

          Basis of Claim

Since acquiring the El Dorado project in El Salvador in 2002, PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the GOES has failed to fulfill its obligations.

PacRim’s claims are based on the GOES’s breaches of international and Salvadoran law arising out of the GOES’s improper failure to finalize the permitting process in accordance with Salvadoran law. This conduct by the GOES has resulted in a significant loss to PacRim, the shareholders of Pacific Rim and to the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. The El Dorado Mine, as designed and submitted to the GOES six years ago, would set new precedents for environmental protection in all of the Americas and exceeds current Canadian and US environmental standards. Preservation of water quality and quantity is a key component of the industry-leading El Dorado mine design. The Company owns, or has negotiated rights to work on all surface lands needed by the operation. The Company has met or exceeded all the legal requirements necessary for a mining permit according to El Salvador’s mining, environmental and foreign investment laws.

Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the GOES has not met its responsibility to approve the permits necessary to advance the project to the final step of full production.

          Recent Developments

In late 2010, the GOES filed the Jurisdiction Objection wherein they asserted that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. During fiscal 2012 (from May 2 - 4, 2011) hearings were held at ICSID headquarters in Washington, DC in order for the Tribunal to hear argument and witness testimony regarding the Jurisdiction Objection.

Subsequent to the end of fiscal 2012, (in early June 2012) the ICSID Tribunal overseeing the Arbitration action issued its ruling on the Jurisdiction Objections. The Tribunal determined ICSID (at the World Bank) has jurisdiction and will hear PacRim’s claims under the Salvadoran Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to oversee this case at its headquarters in Washington, DC.

In its decision, the Tribunal rejected the GOES’s allegations that ICSID does not have jurisdiction over PacRim’s claims under the Investment Law. The Tribunal also rejected most of the GOES’s objections to the Tribunal's CAFTA jurisdiction (including rejecting the GOES’s assertion that the case constituted an “abuse of process”). However, while ruling that PacRim is in fact a US company and is part of a group of companies that has substantial business activities in the United States, the Tribunal concluded that the specific subsidiary that filed the claim does not have sufficiently “substantial” business activities in the US to allow the investment protections under CAFTA.

The Arbitration claim can now proceed to the final phase, wherein the merits of PacRim's claims will finally be addressed. In the final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

PacRim and its legal counsel will immediately begin to prepare for the final phase of the Arbitration. The Company will be exploring various alternative financing opportunities, now more available, to help minimize dilution to its current share structure.

[The previous paragraph contains a forward-looking statement based on management’s understanding of ICSID’s processes regarding the arbitration action and the Company’s intent to continue the arbitration action. Should the GOES issue the necessary permits for the El Dorado mine to proceed, or should the Company fail to secure adequate financing to proceed with the arbitration claim, the action may not proceed as anticipated. Readers are referred to Section 14, Risks and Uncertainties, particularly Section 14.8 for additional disclosure.]

Copies of all written testimony and filings made in connection with PacRim’s Arbitration action, on behalf of both the claimant and respondent, are available at ICSID’s website www.icsid.worldbank.org.

          3.1.6 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed above.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact relative to other gold operations worldwide. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project (available on SEDAR at www.sedar.com), and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted. The Company intends to continue exploration activities and make expenditures required to keep the El Dorado property in good standing during fiscal 2013 and for the foreseeable future.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the El Dorado project in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property and availability of sufficient working capital. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 and beyond may not occur as planned.]

3.2 Hog Ranch Gold Project, Nevada

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) (collectively with the Company and PREx, the “Hog Ranch Parties”) providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch Property located in Washoe County, Nevada, approximately 180 km north of Reno.

As per the terms of the Definitive Agreement, PREx has been granted the option to acquire a 65% interest (the “Interest”) in the Hog Ranch Property through the expenditure of an aggregate of $8 million in exploration expenditures and the issuance of an aggregate of 1 million common shares of Pacific Rim, with annual extensions dependent on results of exploration, according to the following schedule:

Exploration expenditures with respect to the property of up to $8.0 million as follows:
(i)	$500,000 on or before July 8, 2012 (completed);
(ii)	a further $1,000,000 on or before July 8, 2013;
(iii)	a further $1,500,000 on or before July 8, 2014;
(iv)	a further $2,000,000 on or before July 8, 2015;
(v)	a further $3,000,000 on or before July 8, 2016; and

Share payments of up to 1.0 million shares as follows:
(i)	200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the applicable stock exchanges (completed) and
(ii)	200,000 common shares of Pacific Rim on or before each of the second (completed), third, fourth and fifth anniversaries of the July 8, 2011 effective date.

Pacific Rim, through PREx, is the operator of the Hog Ranch Property. Upon PREx earning the Interest, PREx and WGI agree to participate in a joint venture for the further exploration and development of Hog Ranch.

Hog Ranch consists of 463 unpatented claims and 239 hectares of fee lands. Approximately 200,000 ounces of gold were produced at the property from a small heap leach mine operated by Western Goldfields and subsequently Western Mining in the late 1980’s and early 1990’s. These low-grade ores were extracted from the uppermost parts of a low-sulfidation epithermal system. Western Mining reclaimed the mine site to regulatory approved conditions, including partially backfilling the pits. Several companies have explored for low-grade gold mineralization and conducted limited exploration in the deeper parts of the Hog Ranch epithermal system where higher grade feeder veins are likely to reside. Pacific Rim’s primary focus is high-grade banded epithermal veins recoverable in an underground operation. PREx will take its usual approach of detailed geology with special attention to the structural geology to identify these deeper drill targets.

During fiscal 2012 the Company undertook a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, and formulating a geologic model for Hog Ranch. Most recently, the Company’s field results were being compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the Hog Ranch project during fiscal 2013. This expectation is based on various assumptions including but not limited to: the ability to secure future financing; the ability to secure necessary permits; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 may not occur as planned.]

3.3 Remance Gold Project, Panama

During fiscal 2011, the Company signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company, the “Remance Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

The Remance Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting the Company the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. Signing of the Formal Agreement has not been concluded at this time and is currently highly uncertain. Minera Clifton’s application for an extension to the Remance concession term, as provided by Panamanian law, was recently denied; a decision which is currently being appealed by Minera Clifton. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, the outcome of this process, and hence the Company’s final acquisition of the Remance project, is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The option to acquire Remance may be exercised by the Company by completing the following terms:

     1. paying to Minera Clifton the sum of $200,000 (the "Cash Payment"), payable as follows:

On the date of execution of the Formal Agreement by the Parties:	$50,000
On the date which is 3 months after the date of execution of the Formal Agreement:	$50,000
On the date which is 6 months after the date of execution of the Formal Agreement:	$50,000
On the date which is 10 months after the date of execution of the Formal Agreement:	$50,000

     2. on the date of execution of the Formal Agreement, issuing to Minera Clifton a total of 5 million common shares of Pacific Rim (the "Acquisition Shares");

     3. within the Option Period (as defined below), conducting a drilling program on the Concession of at least 10,000 metres, and initiating environmental and metallurgical studies on the Remance project (collectively, the "Drilling Program"). The Option Period is the period which begins on the date on which Pacific Rim has received all required permissions and approvals of the Panamanian government to begin the Drilling Program, and which ends on the date which is 12 months thereafter; and

     4. on or before the date which is 10 days after the last day of the Option Period, giving written notice to Minera Clifton that it intends to exercise the Option, in consideration of which Pacific Rim will pay to Minera Clifton, as soon as practicable thereafter, the sum of $5,000,000, payable, at the election of Minera Clifton, in cash or common shares of Pacific Rim (the "Additional Shares").

As noted above, the Remance project acquisition has not currently been completed and is highly uncertain at this time. The Company believes that Minera Clifton’s application for extension of the Remance concession term, normally a routine process permitted under Panamanian mining law, was sidelined by bureaucratic irregularities and issues within the ministry responsible for mining. If the Remance extension is ultimately granted to Minera Clifton, the Company intends to proceed with its acquisition of the Remance Project by signing the Formal Agreement.

The Company’s current knowledge of the Remance project suggests a thorough and systematic drill program is warranted to test the depth extent of the known near-surface gold mineralization (the Company would be obliged, as per the terms of the Remance, to conduct a 10,000 meter drill program on Remance in the first year of the Option Period as described above). A first phase exploration program, including environmental and metallurgical studies as well as drilling, is expected to cost approximately $1 million. The Company would require additional financing to complete its Remance exploration obligations.

[The foregoing paragraph contains forward-looking statements regarding the Company’s potential plans for the Remance project during fiscal 2013 and beyond. These plans are based on various assumptions including but not limited to Minera Clifton’s successful appeal of the Remance extension application denial, the signing of the Formal Agreement, the anticipated receipt of all regulatory approvals for the Formal Agreement and subsequent option terms as necessary, the receipt of any necessary exploration permits from Panamanian regulatory authorities, and other risks and uncertainties as outlined below. Should any of these assumptions prove incorrect, the Company’s final acquisition of the Remance project, and/or its anticipated exploration program for Remance may not occur as planned.]

3.4 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008, concurrent with cessation of drilling at the El Dorado project, in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado since that time. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2012 and beyond, and awaits approval of the re-staked Santa Rita licence. During fiscal 2010 an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

Readers are referred to the Company’s 2010 MD&A for a thorough description of the Santa Rita and Zamora-Cerro Colorado project claims and exploration targets and the terms of the Zamora-Cerro Colorado option agreement.

[The foregoing paragraph contains forward-looking statements regarding the Company’s plans for the Santa Rita and Zamora-Cerro Colorado projects for fiscal 2013 and beyond. This expectation is based on various assumptions including but not limited to DOREX being granted title and access to the Santa Rita property, availability of sufficient working capital and, if necessary, access to financing. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted, increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2012 and beyond may not occur as planned.]

3.5 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

In July 2008 the Company shifted the focus of its grassroots exploration initiatives out of El Salvador to other jurisdictions that have similarly prospective mineral potential but a more robust appreciation of the economic benefits of the mining industry. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems in the past and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions and elsewhere along the Pacific Rim. While the Company continues to seek additional high quality projects that fit its exploration focus, there are no guarantees that any project evaluation or due diligence work currently underway will result in a positive outcome or that the Company will be successful in acquiring any of the projects it is currently evaluating.

4. Results of Operations

For the fiscal year ended April 30, 2012, Pacific Rim recorded a loss of $(1.8) million or $(0.01) per share, compared to a loss of $(3.8) million or $(0.03) per share for the fiscal year ended April 30, 2011. The decrease in net loss for fiscal 2012 compared to fiscal 2011, despite increased exploration and general and administrative expenses, is primarily related to substantially increased gains on the Company’s derivative liability in fiscal 2012 compared to fiscal 2011, as well as a decrease in costs related to the Arbitration year over year.

4.1 Expenses

Due to the commencement of exploration at the Hog Ranch property in late fiscal 2011, exploration expenditures were higher in fiscal 2012 than in fiscal 2011 ($1.8 million and $1.2 million, respectively).

General and administrative expenses also increased slightly, from $1.0 million in fiscal 2011 to $1.1 million in fiscal 2012 due to the slightly higher level of business activity undertaken by the Company during the current year.

Arbitration-related expenses totalled $0.5 million during fiscal 2012 compared to $0.3 million during fiscal 2011, a slight increase attributable to costs associated with the Jurisdiction Objection hearings held in early fiscal 2012 (see Sec. 3.1.4) .

The Company booked a small foreign exchange loss of $0.1 million during fiscal 2012 compared to a foreign exchange gain of $0.1 million during fiscal 2011, primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

4.2 Unusual Items

There were no unusual items in either of fiscal 2012 or fiscal 2011.

4.3 Summary

As a result of increased exploration expenditures, general and administrative costs and Arbitration-related expenses, offset by substantially increased gains on the Company’s derivative liability, the Company’s loss for fiscal 2012 was reduced to $(1.8) million or $(0.01) per share from $(3.8) million or $(0.03) per share for fiscal 2011.

5. Summary of Quarterly Results and Fourth Quarter Review

5.1 Summary of Quarterly Results

Summary of Quarterly Results* (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2012				Fiscal 2011
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011*
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(343)	$(920)	$(783)	$212	$(296)	$(1,343)	$(1,287)	$(845)
Income (Loss) per share – basic and diluted	$(0.00)	$(0.01)	$(0.00)	$0.00	$(0.00)	$(0.01)	$(0.01)	$(0.01)

* IFRS transition began on May 1, 2010 (the first day of Q1 2011).

The Company typically incurs a net quarterly loss. During each of the four quarters of fiscal 2011 exploration expenses generally decreased as the Company significantly reduced exploration in El Salvador commencing in July 2008. This trend was reversed during Q1 2012 when the Company initiated exploration activities at the Hog Ranch project, and exploration expenses have marginally increased during each of the past four quarters. Legal expenses related to the Arbitration action, which commenced in early fiscal 2010, are periodically higher in relation to the level of activity related to the action. Consequently expenses, which impact net loss and comprehensive loss, have occasionally spiked during certain of the last eight quarters including Q2 and Q3 2011 when preparations for the Jurisdiction Objection were underway. During each of the last four quarters, the Company booked unrealized gains on its derivative liability, which in Q1 2012 was substantial enough to offset expenses and result in income for the period. The results of operations for each of the past eight quarterly periods shows no discernible trend or seasonality, and is largely a function of the relative impact of exploration, general and administrative and Arbitration action expenses realized during each quarter as well as unrealized gains or losses on the Company’s derivative liability.

5.2 Fourth Quarter Fiscal 2012

Total loss for the three months ended April 30, 2012 was $0.3 million compared to $0.3 million in the three month period ended April 30, 2011.

Despite increased general and administrative and exploration expenses, related to exploration activity at the Hog Ranch property, the Company’s loss for the fourth quarter of fiscal 2012 was less than most of the fiscal 2012 and fiscal 2011 quarterly periods (with the exception of Q1 2012 and Q4 2011), primarily because of unrealized gains on the Company’s derivative liability (related to the value of warrants issued in conjunction with recent private placements) and lower levels of Arbitration-related activity (see Section 3.1.5) .

6. Liquidity

During fiscal 2012 the Company’s cash increased by $0.5 million from $0.3 million at April 30, 2011 to $0.8 million at April 30, 2012. Short-term investments decreased year over year from $0.8 million at April 30, 2011 to $0.5 million at April 30, 2012. As a result of the increase in cash and the decrease in short-term investments, current assets increased by $0.2 million year over year from $1.2 million at April 30, 2011 to $1.4 million at April 30, 2012. This modest increase reflects the proceeds of a private placement equity financing that closed during fiscal 2012, less cash spent on exploration expenses and project generation efforts, general and administrative costs associated with maintaining a public company, and expenditures related to the Arbitration.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the Arbitration. The costs for this legal action are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. See Section 14.1, Financing Risks, for a discussion of financing risk.

6.1 Cash Flow Used For Operating Activities

The Company’s loss from continuing operations was $(1.8) million in fiscal 2012 compared to $(3.8) million in fiscal 2011. These losses were offset by a number of non-cash items including, notably: stock-based compensation of $0.5 million in fiscal 2012 compared to $0.3 million in fiscal 2011; unrealized gains from the Company’s derivative liability of $(2.1) million in fiscal 2012 compared to $(0.2) million in fiscal 2011; and a marginal decrease in accounts payable and accrued liabilities in fiscal 2012 compared to $0.1 million in fiscal 2011. Although the fiscal 2012 loss from continuing operations was substantially lower than in fiscal 2011, unrealized gains from the Company’s derivative liability, a non-cash item, were substantially higher year over year. As a result, cash flow used for operating activities during fiscal 2012 was only $0.4 million lower than in fiscal 2011 ($(3.3) million and $(3.7) million, respectively).

6.2 Cash Flow Provided by (Used For) Investing Activities

During fiscal 2012 the Company made net purchases of short term investments of $(1.6) million compared to $(1.0) million during fiscal 2011. Redemption of short term investments added $1.9 million to cash during fiscal 2012 compared to $0.3 million during fiscal 2011. Negligible purchases of property plant and equipment were made in fiscal 2012 compared to $nil in fiscal 2011. As a result, cash flow provided by (used for) investing activities was $0.2 million during fiscal 2012 compared to $(0.7) million during fiscal 2011.

6.3 Cash Flow Provided by Financing Activities

The Company realized $3.7 million in cash flow from financing activities during fiscal 2012, compared to $3.3 million during fiscal 2011. The fiscal 2012 and fiscal 2011 financing cash flow amounts are related to the issuance of common shares of the Company under two private placement equity financings that closed in May 2011 and October 2010 respectively (details below).

During fiscal 2012, the Company closed a private placement financing (previously announced in late fiscal 2011) in which gross proceeds of CDN $3,696,000 were raised through the issuance of 17,600,000 Units at a price of CDN $0.21 per Unit. Each Unit issued in the fiscal 2012 financing consists of one common share in the Company and one half of one share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the fiscal 2012 financing warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Company also issued 233,400 Units to certain finders in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the finders, and issued 716,400 warrants to finders representing 6% of the total number of Units sold to purchasers introduced by the finders.

During fiscal 2011, the Company announced and closed a private placement financing in which a total of CDN $3,332,000 was raised through the issuance of 19,600,000 Units. Each Unit issued in the fiscal 2011 financing consists of one common share in the Company and one half of one share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of CDN $0.30 for a period of 24 months following the closing of the financing, which occurred on October 8, 2010. Pacific Rim reserves the right to accelerate the exercise period of the fiscal 2011 financing warrants should its common stock trade above CDN $0.50 for 20 consecutive trading days. The Company also issued 660,000 Units to certain finders in connection with the private placement, in payment of a finder’s fee of 6% of the proceeds raised from subscribers introduced by the finders, and issued 660,000 warrants to finders representing 6% of the total number of Units sold to purchasers introduced by the finders.

6.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of April 30, 2012, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$65	$47	$18	-	-
Accounts Payable and Accrued Liabilities	$1,636	$1,636	-	-	-
Total	$1,701	$1,683	$18	-	-

7. Capital Resources and Financial Condition

7.1 Working Capital

At April 30, 2012, the Company had current assets of $1.4 million, compared to $1.2 million at April 30, 2011, an increase of $0.2 million. The slight increase in current assets is primarily a result of cash raised through a private placement financing in early fiscal 2012 (as outlined in Section 6.3 above) and subsequent expenditures of cash on exploration, general and administrative and Arbitration-related expenses (as outlined in Section 4 above). Resource property balances at April 30, 2012 were marginally higher than the April 30, 2011 balances ($5.49 million $5.45 million respectively).

At both April 30, 2012 and April 30, 2011 the Company had current liabilities of $1.64 million. Of the accounts payable and accrued liability balances, $1.4 million at April 30, 2012 (compared to $1.4 million at April 30, 2011) is due to one vendor associated with the Arbitration.

The $0.2 million increase in current assets combined with no change in current liabilities, resulted in a $0.2 million improvement in working capital from $(0.4) million at the end of fiscal 2011 to $(0.2) at the end of fiscal 2012.

7.2 Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company has completed an initial program of surface exploration at the Hog Ranch property, including geological and structural mapping, soil sampling, and data analysis and has used this information in the selection and prioritization of drill targets. The Company recently submitted a drill permit application for a 10-15-hole Phase 1 drill program at Hog Ranch, which is expected may commence in fiscal 2013, subject to future financing, the receipt of drilling permits, and sourcing of drill contractors. As described in Section 3.3 and elsewhere, acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. The Company intends to continue its project generation initiatives with the aim of evaluating and possibly acquiring new exploration properties of merit that fit its exploration focus.

The Company anticipates that the Hog Ranch drill program and associated exploration will cost approximately $1.5 million, with a further $1 million required in the event the Remance property is acquired. Minimal expenditures are anticipated for generative exploration work. The Company will require additional financing in order to carry out the planned Hog Ranch drill program, as well as any other future exploration work of a substantive nature.

[The foregoing paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management plans to undertake during fiscal 2013. These forward-looking statements are based on various assumptions including but not limited to: the Company’s ability to secure additional financing; anticipated exploration plans for the Hog Ranch property; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the possible acquisition of the Remance property; and the availability and accessibility of additional projects the Company may be interested in acquiring. The projected exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraphs also contain forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2013 may not occur as planned.]

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration and is currently discussing vendor-specific alternative financing opportunities aimed at reducing this accounts payable position. Although the Company believes it has sufficient cash and short term investments to fund its immediate general and administrative and legal obligations, additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs. Additionally, the costs associated with the final phase of the Arbitration action are expected to be high. The Company is currently exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure. In this regard the Company has received encouraging feedback from potential sources of non-equity financing.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during fiscal 2013, the Company’s efforts to address its outstanding liability related to the Arbitration, and the requirement for additional financing to fund future legal costs and general working capital expenses. These statements are based on management’s assumption that the Arbitration action will continue through fiscal 2013 and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-specific financing may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash to continue to fund legal, exploration and administration expenses. As at April 30, 2012, the Company has working capital deficit of $(0.2) million, has incurred losses since inception and has an accumulated deficit of $89.8 million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain future financing. The Company will need to raise additional funds during fiscal 2013 to support exploration and administration expenses as well as its costs under PacRim’s Arbitration action. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. Readers are encouraged to thoroughly review the Risks and Uncertainties detailed in Section 14 below.

7.4 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

8. Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the Hog Ranch joint venture option, which involves future payments of shares (as disclosed in Section 3.2) and the potential Remance project acquisition, which if completed, will involve payments of cash and shares (as disclosed in Section 3.3), there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

9. Related Party Transactions

The Company received accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during fiscal 2012 were $135 thousand, compared to $117 thousand during fiscal 2011.

10. Critical Accounting Policies and Estimates

The details of the Company’s accounting policies are presented in Note 3 of the audited consolidated financial statements. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in the audited consolidated financial statements for the twelve months ended April 30, 2012.

The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

10.1 Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Resource Property Costs

The Company capitalizes the direct costs of acquiring mineral property interests including option payments, until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a mineral property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any difference recognized in the statement of loss and comprehensive loss. If a property is abandoned, the acquisition costs will be written off to the statement of loss and comprehensive loss.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts is uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Asset carrying values and impairment assessment

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the GOES’s processing of the El Dorado exploitation concession application with no resolution to date, which, along with other factors beyond the control of the Company, could adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

The Company’s US subsidiary, PacRim, commenced an Arbitration claim (described above in Section 3.1.5) at ICSID, a branch of the World Bank in Washington, DC. If the Company is unsuccessful in obtaining a permit for El Dorado or in the Arbitration, or if other factors beyond the control of the Company come to pass, such developments could adversely impact existing or future operations in El Salvador or result in the impairment of the El Dorado property in the future. Such impairment could be material. As at April 30, 2012, management of the Company determined that impairment indicators existed on its El Dorado project and completed an impairment assessment on this project. The current economic environment, the decline in the Company’s stock price and the difficulty in obtaining a permit were considered as impairment indicators. As part of their impairment evaluation, management considered a number of factors, including the Company’s share price at April 30, 2012 and current gold prices along with the Company’s 2005 pre-feasibility study. Based on this impairment evaluation no impairment of the El Dorado project was identified as of April 30, 2012. To date, the Company’s discussions with its legal counsel representing the Company in the Arbitration have not resulted in a determination of any material impairment in the carrying value of the Company concessions.

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

Determination of the fair value of stock-based compensation and derivative financial instruments

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss (“FVTPL”) and accordingly are recorded on the balance sheet at fair value. Gains and losses on re-measurement to fair value of these derivatives are classified separately in these consolidated financial statements as ‘gain on derivative liability’. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period, its fair value determined using the Black-Scholes valuation model. Subsequent changes in the fair value of the warrants are recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Warrants that have been issued to agents for services provided for a capital raising transaction are accounted for under IFRS 2. These warrants are not derivatives and are not subject to IAS 32.

Functional currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and of all of its subsidiaries is the United States (“US”) Dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The consolidated financial statements have been presented in US dollars. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The Company’s presentation currency is the US dollar.

Contingent reclamation liabilities

As part of the sale of its interest in Denton-Rawhide (readers are referred to the Company’s 2009 Management Discussion and Analysis), the Company has provided a guarantee on 49% of any reclamation and closure costs in the event that reclamation and closure costs were to exceed $7.0 million. Kennecott has estimated a total of $4.9 million for these expenditures under the proposed plan.

Mineral Properties and Exploration Costs

The Company capitalizes the direct costs of acquiring mineral property interests. Option payments are considered acquisition costs.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts is uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

Readers are referred to Notes 2, 3, 4 and 15 to the 2012 audited consolidated financial statements for additional information about Accounting Estimates and Policies.

10.2 Conversion to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”). The effective changeover date for the Company was May 1, 2011, at which time Canadian GAAP ceased to apply for Pacific Rim and was replaced by IFRS. Following this timeline, the Company issued its first set of interim financial statements prepared under IFRS in the first quarter of 2012 ending July 31, 2011 including comparative IFRS financial results and an opening balance sheet as at May 1, 2010.

The Company’s audited consolidated financial statements for fiscal 2012 (the year ended April 30, 2012) are its first annual IFRS consolidated financial statements, and were prepared with comparatives for the year ended April 30, 2011.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

IFRS 3 - Business Combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 only to business combinations that occur on or after May 1, 2010.

IFRS 2 - Share-based Payments
IFRS 1 permits, but does not require first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 that had vested by the transition date. The Company has elected to apply IFRS 2 only to awards granted after November 7, 2002 that vest after May 1, 2010.

A reconciliation of assets, liabilities and equity as at May 1, 2010 and April 30, 2011, and net loss for the year ended April 30, 2011, from those reported under Canadian GAAP is as follows:

(all amounts in thousands of US dollars)
	April 30,	May 1,
	2011	2010
Total Assets under Canadian GAAP and IFRS	$6,681	$6,927

Total Liabilities Under Canadian GAAP	$2,688	$2,626
Adjustments
Deferred income tax recorded on acquisition of an asset	(1,046)	(1,046)
Derivative Liability	1,649	1,482
Total Liabilities Under IFRS	$3,291	$3,062

Total Equity Under Canadian GAAP	$3,993	$4,301
Adjustments
Deferred income tax recorded on acquisition of an asset	1,046	1,046
Derivative liability	(1,649)	(1,482)
Total Equity Under IFRS	$3,390	$3,865

		For the Year
		Ended April 30,
		2011
Total Net Loss and Comprehensive Loss Under Canadian GAAP		$4,002
Adjustment
Derivative liability		(232)
Total Net Loss and Comprehensive Loss Under IFRS		$3,770

Derivative Liability

Under Canadian GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity.

Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of derivative issuance costs of $1,482 thousand, decreased the contributed surplus by $2,324 thousand and decreased the deficit at transition by $842 thousand.

During the year ended April 30, 2011, the Company recorded a gain of $248 thousand resulting from the measurement to fair value of this derivative liability and also reclassified issuance costs of $17 relating to these warrants to the statement of loss and comprehensive loss from equity.

As at April 30, 2011, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 thousand, decreased the contributed surplus by $2,722 thousand and decreased the deficit by $1,073 thousand.

Taxes

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 thousand to $Nil, a decrease of $1,046 thousand and a corresponding decrease in the deficit.

There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

10.3 Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

  IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings.

  IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

  IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

  IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. This standard will impact the accounting treatment for the Company’s joint venture arrangement for further exploration and development of Hog Ranch, once the Company has earned its interest in the Hog Ranch property.

  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements.

  IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

  IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The standard is not expected to have an impact on the Company in its current form.

11. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

11.1 Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated exploration and general and administrative expenses or the estimated costs of pursuing the Arbitration action during fiscal 2013. The Company will require financing during fiscal 2013 to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments As disclosed in Section 7, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 7), Risks and Uncertainties (Section 14) and Outlook (Section 16).

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities during fiscal 2013, as well as management’s assessment that it will require financing in order to fund expenses related to the Arbitration claim initiated by PacRim during fiscal 2009. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the Arbitration action will continue during fiscal 2013 and beyond, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the Arbitration if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 14, particularly Section 14.1. ]

11.2 Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s exposure to credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with major international financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

11.3 Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2012 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $0.06 million in the Company’s net earnings. See Section 14.14 for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

11.4 Fair Values

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities

Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The derivative warrant liabilities are recognized at fair value each reporting period and are considered level 3 financial instruments.

11.5 Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at April 30, 2012 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

12. Environmental Matters

12.1 U.S. Operations

The Company’s US operations are subject to federal, state and local environmental laws and regulations. The Company’s US interests consist of the Hog Ranch property (an early-stage exploration property) and its prior ownership of the Denton-Rawhide operation.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, trenches) are reclaimed. Using the same methods required for structural studies at dam sites and large construction sites, drill holes are reclaimed to regulatory guidelines. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls, fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, waterbars, rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to regulatory guidelines. All areas of reclamation and construction are subject to regulatory approval and monitored on an annual basis and remediation is done if required

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with OSHA work and safety standards and procedures. These issues are routinely monitored by Company employees.

Hog Ranch

As a result of the Company’s due diligence investigation prior to acquisition of the Hog Ranch property, the Company does not believe it has or will inherit any significant reclamation liability on the property stemming from prior operations. Gold mining operations were conducted on the Hog Ranch property in the 1990’s. However, previous operators reclaimed all prior workings to regulatory-approved conditions including partially backfilling the open pits. The terms of the Hog Ranch Definitive Agreement preclude any environmental liability for Pacific Rim stemming from these prior operations. Environmental risks associated with exploration programs the Company intends to undertake at Hog Ranch relate primarily to the construction of drill roads and sites, drilling, and the handling and storage of fuel.

The U.S. Bureau of Land Management (“BLM”) is playing a leading role in developing and implementing land management actions to conserve habitat for the Greater Sage-grouse on 47 million acres of land in the Western United States, with the objective of avoiding a listing of the Greater Sage-grouse as a threatened or endangered species. All public use activities, including mineral exploration and mining, may in the future be restricted in areas that are determined to be high-priority Sage-grouse habitat if the bird becomes listed as a threatened or endangered species under the Federal Endangered Species Act.

Preliminary state and federal habitat characterization maps show the area in the vicinity of the Hog Ranch Project as potential Sage-grouse habitat. Pacific Rim has provided these agencies with documentation that the area does not comprise Sage-grouse habitat due to the surface disturbances associated with the previous mining and mineral exploration activities and ongoing ranching, hunting, and wild horse grazing in the project area. The Company has actively participated in BLM's public scoping process for the environmental impact study report being prepared by the agency to evaluate land management alternatives to address Sage-grouse habitat conservation. At this time, the Company does not expect its planned exploration activities or future ability to conduct mining activities, if warranted, will be impacted by the Sage-grouse management alternatives currently being considered by the federal and state agencies responsible for Sage-grouse management.

[The foregoing paragraph contains forward-looking statements regarding potential restrictions on land use at the Company’s Hog Ranch property as a result of recent investigations into Sage-grouse habitat. These statements are made by management based on preliminary results of BLM-authorized investigations and discussions with the Nevada Division of Wildlife. A final report on Sage-grouse habitat is anticipated to be filed by the BLM by the end of calendar 2012. Final conclusions contained in the report may differ from the preliminary conclusions stated above, and if so, may have an impact on access to and use of surface lands within the Hog Ranch property. There are no guarantees that land-use restrictions at Hog Ranch will not be applied in the future. Readers are encouraged to review the Risks and Uncertainties outlined in Section 14, particularly Section 14.8. ]

The Hog Ranch property is open to mineral development managed by the BLM and the State of Nevada. Our exploration activities will comply with environmental regulations and guidelines set forth by the BLM and the State of Nevada.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches: regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s reclamation obligations.

The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements. The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The Closure Branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.

The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The Branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.

In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.

Denton-Rawhide

During fiscal 2009 the Company sold its 49% interest in the Denton-Rawhide operation to its joint venture partner, Kennecott-Rawhide Mining Company ("Kennecott"). Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions.

A reclamation and closure plan for Denton-Rawhide, covering the period ending with the Company’s sale of its 49% interest in the operation to Kennecott, has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott has estimated a total of $4.9 million in reclamation and closure costs under the proposed plan. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

12.2 International Operations

The Company’s international exploration properties, currently located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, "badenes", rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk are regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the Company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

13. Controls and Procedures

13.1 Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of its disclosure controls and procedures as of April 30, 2012. Based on this evaluation, and as a result of the material weakness in the Company’s internal control over financial reporting discussed below under “Management’s annual report on internal control over financial reporting”, the Chief Executive Officer and Chief Financial Officer also concluded that the disclosure controls and procedures were not effective as of April 30, 2012.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

13.2 Internal Controls Over Financial Reporting

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as at April 30, 2012. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of April 30, 2012.

During the period covered by this report, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

13.3 Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of April 30, 2012, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

The company does not maintain adequate segregation of duties necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the company’s disclosure controls and procedures.

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

14. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive and the Company has no source of income. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

14.1 Financing Risks

The Company has no source of revenue and is reliant on its cash and short term investments in order to finance its exploration activities, general and administrative and legal expenses. While the Company currently has negative working capital (as disclosed in Section 7.1 above) and its ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain financing. The Company will need to raise additional funds during fiscal 2013 to support exploration and administration expenses as well as its costs under PacRim’s Arbitration action. Furthermore the Company does not have the funds in place to conduct mine development activities at the El Dorado property should the Company receive the permits allowing it to undertake these activities.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future, or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. The Company is also exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure.

Failure to obtain additional financing (either or both of equity financing through the issuance of shares in the Company and/or contingency financing earmarked for the Arbitration) could result in the Company’s failure to remain a going concern, the Company’s inability to continue to fund the Arbitration action, or could cause the delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

14.2 Going Concern

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing to continue to conduct ongoing exploration programs and to meet future property commitments, for administrative purposes and for legal expenses related to the Arbitration. The costs for this legal action are substantial and are anticipated to increase as the case proceeds to through the final, merits-based phase. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it will be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity.

The consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities

14.3 Maintenance of Exchange Listings

The Company’s shares currently trade on the TSX in Canada and on the OTCQX platform in the US. The Company remains SEC-registered in the US. The Company’s ability to maintain its TSX listing will be dependent on meeting the exchange’s ongoing listing maintenance standards including provisions for minimum exploration work expenditures. While the Company did not meet the TSX’s exploration work expenditure standard during fiscal 2011, it did satisfy this ongoing listing maintenance item during fiscal 2012 as a result of exploration work on the Hog Ranch property. Nonetheless, the TSX may elect at any time to undertake a formal listing review of the Company, which could result in the Company’s shares being subject to delisting from the TSX, in which event the Company would seek a listing on the TSX Venture Exchange. However, there is no assurance that the Company would be successful in obtaining such a listing.

14.4 Foreign Operations

The Company and its subsidiaries operate in certain parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption and may operate its business in manners that are contrary to the regulations imposed in the United States and Canada. While the Company has policies in place to ensure adequate monitoring of its activities and compliance with Canadian, United States and local laws and regulations in the countries in which it operates, there can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or negligent acts committed by its employees or agents. Such employees or agents may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt the Company’s business and result in a material adverse effect on its business and operations.

14.5 Exploration, Development and Operating Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurately be predicted but the effect can be materially adverse.

Except for the El Dorado Project, on which a pre-feasibility study was completed in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or previously disclosed reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The Company’s exploration properties are located in El Salvador and Nevada, USA. The Company may commence exploration programs in other jurisdictions during fiscal 2013. As with most jurisdictions, El Salvador and Nevada impose certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. There can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to or destruction of documents, samples or drill core, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any revenues or achieve profitability.

14.6 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

14.7 Title to Properties

PRES, a subsidiary of PacRim, has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the Salvadoran Ministry of Natural Resources and the Environment is a requirement for approval of the exploitation concession by the Ministry of Economy. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant PRES an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to PRES that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative laws and procedures assure PRES exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that PRES’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company conducted significant due diligence on the Hog Ranch property in Nevada prior to signing the Hog Ranch LOI, and the subsequent Definitive Agreement, granting the Company the option to acquire a 65% joint venture interest in Hog Ranch, including securing legal opinions on the title and underlying agreements and underlying obligations of the Hog Ranch claims. The Company is of the opinion that the Hog Ranch claims are in good standing and that title to the project lies with ICN and WGI. However, the Hog Ranch property may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The Company conducted significant due diligence on the Remance Project in Panama prior to signing a letter of intent to acquire the project from Minera Clifton, including securing legal opinions on the title and tenure of the Remance exploitation concession. The Company is of the opinion that that title to the Remance project lies with Minera Clifton. However, the Remance property, as well as the Company's other exploration properties, may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects.

The expiry date of the initial term of the Remance exploitation concession has passed. Minera Clifton’s application for an extension of the Remance exploitation concession (as is provided for under Panamanian law) was recently denied by the Panamanian ministry responsible for mining, a decision which Minera Clifton is now appealing. The Company’s decision to sign a Final Agreement on the acquisition of this project is dependent on Minera Clifton winning its appeal and receiving an extension to the term of the Remance mining concession. There can be no assurance at this time that the ministry’s decision will be overturned and that the Remance exploitation concession extension will ultimately be granted. Although the Company intends to keep the Remance LOI in place (as there is no cost in doing so), the Company’s acquisition of the Remance project cannot be guaranteed.

The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

14.8 Government Law, Environmental and Other Regulatory Requirements

The Company's current exploration projects are located in the US and El Salvador, and the Company may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing. Currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in the foreign jurisdictions in which the Company operates.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates.

As disclosed in Sections 3.1.3 and 3.1.4 above, PRES has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and as a result PacRim initiated an Arbitration action against the GOES at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washinton, DC. There can be no assurance that PRES will be successful in either obtaining its sought-after El Dorado exploitation concession, or that any legal challenges PacRim has undertaken or that the Company or its subsidiaries may choose to undertake in the future to resolve this issue will be successful.

As disclosed in Section 12.1 above, the Nevada Division of Wildlife, under the authority of the BLM, recently commenced research into the habitat of the Greater Sage-grouse, a species of concern in the State of Nevada. Results of this undertaking may result in future restriction or prohibition of certain activities, including mineral exploration and mining, in areas that are determined to be key mating habitat for the Sage-grouse if the bird becomes listed as a threatened or endangered species under the Federal Endangered Species Act. Preliminary state and federal habitat characterization maps show the area in the vicinity of the Hog Ranch Project as potential Sage-grouse habitat. The Company has actively participated in BLM's public scoping process for the environmental impact study report being prepared by the agency to evaluate land management alternatives to address Sage-grouse habitat conservation. Pacific Rim has provided these agencies with documentation that the area does not comprise Sage-grouse habitat due to the surface disturbances associated with the previous mining and mineral exploration activities and ongoing ranching, hunting, and wild horse grazing in the project area.

A final report outlining key Sage Grouse habitat areas is expected to be filed by the BLM by the end of calendar 2012. Until the final environmental report is filed, it is uncertain whether the Hog Ranch property area or any part thereof will be deemed to comprise critical Sage-grouse habitat area. The Company does not expect its planned exploration activities or future ability to conduct mining activities, if warranted, will be impacted by the Sage-grouse management alternatives currently being considered if in fact the property is deemed to comprise Sage-grouse habitat. However, there are no guarantees the Company’s Hog Ranch property will be exempt from Sage Grouse-related restrictions or prohibitions in the future.

14.9 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2012, the Company had an accumulated deficit of $89.8 million. The Company currently has no source of revenue and there can be no assurance that the Company will realize revenue growth or achieve profitability in the future.

14.10 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of a small number of skilled and experienced executives and personnel. Due to the small size of the Company, the loss of any of these key persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations. The Company does not maintain key employee insurance on any of its employees.

14.11 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, directors who have such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

14.12 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

14.13 Effect of Increased Costs on Financial Condition

Costs at projects that the Company currently or in the future may explore or develop could be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s financial condition and profitability.

14.14 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in US dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the US dollar. Any appreciation of these currencies vis a vis the US dollar could increase the Company's cost of doing business in these countries. In addition, the US dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

14.15 Adequacy of Insurance Coverage

The Company has purchased liability insurance that it believes is appropriate for the level of risk incurred, however there are no guarantees that the level of coverage of existing policies can or will be maintained. Furthermore, the Company does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

14.16 Reclamation Risks at Denton-Rawhide

During fiscal 2009 the Company sold the assets it held through its 49% interest in the Denton-Rawhide joint venture to its 51% partner Kennecott. Subsequently, in late calendar 2010, Kennecott sold its 100% interest in the Denton-Rawhide Joint Venture to a third party. According to the terms of Kennecott's 2010 sale, reclamation obligations at the Denton-Rawhide operation were separated such that Kennecott remains responsible for reclamation expenditures due to any disturbances created prior to the sale, and the purchaser becomes responsible for undertaking reclamation related to any disturbances created after the sale. As part of the sale of its interest in Denton-Rawhide to Kennecott, the Company had provided a guarantee on 49% of any reclamation and closure costs in the event that these expenditures (limited to those related to disturbances made up to the point the Company sold it's interest in the operation) were to exceed $7.0 million. In other words, the Company's obligations are limited to pre-sale property conditions. The Coordinating Committee of the Denton-Rawhide mine estimates total reclamation and severance costs for the Denton-Rawhide mine will be $9.8 million. $4.5 million in reclamation and severance costs have already been incurred on behalf of the Company and Kennecott as previous joint venture partners, leaving an estimated $5.3 million allocated for future reclamation costs related to disturbances made at the operation prior to Kennecott’s 2010 sale of the property..

This estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine for which the Company is jointly responsible, and the Company recognizes a potential future reclamation liability, as per the terms of its sale as described above, should actual reclamation and closure costs exceed $7.0 million in excess of reclamation and severance costs incurred prior to the date of the sale (October 30, 2008).

14.17 Environmental Damage Risks and Hazards

The Company’s exploration activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners or operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

14.18 Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past decade. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase alongside corporate governance requirements, including rules and requirements of the SEC, Canadian Securities Administrators, the TSX and the OTCQX. The Company expects these rules and regulations to continue to result in significant legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including various sections of the Sarbanes-Oxley Act of 2002 and National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, and could cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company's stock price to decrease.

14.19 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

14.20 Foreign Private Issuer Status

The Company is required to determine its “foreign private issuer” status (as defined in Rule 3b-4(c) under the U.S. Securities and Exchange Act of 1934 (as amended) (the “Exchange Act’) for the purposes of U.S. securities law), annually at the end of its second fiscal quarter. Although more than 50% of its voting securities were held by U.S. residents as of the last business day of its most recently completed second fiscal quarter, the Company is still considered a foreign private issuer as it met the following conditions: (i) a majority of its executive officers and directors, taken separately, are non-U.S. citizens or residents, (ii) more than 50% of its assets are located outside the U.S., and (iii) the business of the Company is principally administered outside the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

15. Outstanding Share Data

The following table outlines the common shares, options and warrants outstanding at and subsequent to the year end, to July 23, 2012:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2011	150,568,308	10,295,000	23,531,000
Issued May 1 to July 31, 2011	18,033,400	nil	9,633,100
Forfeited or expired May 1 to July 31, 2011	nil	nil	nil
Balance on July 31, 2011	168,601,708	10,295,000	33,164,100
Issued August 1 to October 31, 2011	nil	3,435,000	nil
Forfeited or expired August 1 to October 31, 2011	nil	905,000	nil
Balance on October 31, 2011	168,601,708	12,825,000	33,164,100
Issued November 1, 2011 to January 31, 2012	nil	nil	nil
Forfeited or expired November 1, 2011 to January 31, 2012	nil	125,000	nil
Balance on January 31, 2012	168,601,708	12,700,000	33,164,100
Issued February 1 to April 30, 2012	nil	200,000	nil
Forfeited or expired February 1 to April 30, 2012	nil	100,000	nil
Balance on April 30, 2012	168,601,708	12,800,000	33,164,100
Issued May 1 to July 23, 2012	200,000	nil	nil
Forfeited or expired May 1 to July 23, 2012	nil	nil	nil
Balance on July 23, 2012	168,801,708	12,800,000	33,164,100

16. Outlook

Exploration

The Company has completed a Phase 1 exploration program on the Hog Ranch property, which included detailed geological and structural mapping, detailed soil sampling, evaluating past drilling and geophysical results from previous operators of the Hog Ranch project, formulating a geologic model for Hog Ranch, and the staking of additional claims. Most recently, the Company’s field results were compiled and integrated with existing data to fine tune a geological model for Hog Ranch, the results of which were used to target drill-hole locations. The Company recently submitted a drill permit application for a 10-15-hole drill program at Hog Ranch, which is expected to commence during fiscal 2013 (subject to future financing, the receipt of drilling permits, and sourcing of drill contractors).

The Company’s acquisition of the Remance property is on hold and highly uncertain at this time, pending the vendor’s legal appeal of the Government of Panama’s recent decision to deny extension of the Remance concession term. While the Company is keeping the Remance LOI in effect during Minera Clifton’s appeal, it does not intend to sign a final agreement to acquire the Remance project unless the term of the concession is extended.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company continues to seek new project opportunities in North and Central America.

The Phase 1 Hog Ranch exploration and drilling program described in Section 3.2 and elsewhere is expected to cost approximately $1.5 million and will constitute the Company’s primary exploration initiative planned for fiscal 2013, and is dependent on additional financing, the receipt of necessary permits and procurement of drill contractors. If the Remance project is acquired, the Company will require additional financing to undertake an exploration program, as per the terms of its Remance letter of intent, that is anticipated to cost approximately $1.0 million. Additional exploration work required to keep all of its El Salvador projects in good standing, and exploration expenses related to the Company’s generative programs, will continue through fiscal 2013 and for the foreseeable future. See Section 14.1, Risks and Uncertainties for a discussion of financing risk.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2013, its intent to continue exploration activities on the Hog Ranch property, its intent to forego signing the final Remance option agreement unless the exploitation concession extension denial is overturned, its conjecture that the El Dorado permitting impasse will eventually be settled and its anticipated requirements for additional funding. Readers are directed to the cautionary notes regarding forward-looking statements related to fiscal 2013 exploration and generative programs above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

General and Administrative and Legal

The Company’s general and administrative costs are expected to remain stable during fiscal 2013. Expenditures related to PacRim’s Arbitration claim are expected to increase substantially as the case proceeds through the final phase. The Company is currently exploring various alternative financing opportunities to fund the legal costs associated with the Arbitration while minimizing dilution to its current share structure.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during fiscal 2013, the Company’s efforts to address its outstanding liability related to the Arbitration, and the requirement for additional financing to fund future legal costs and general working capital expenses. These statements are based on management’s assumption that the Arbitration action will continue through fiscal 2013 and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-specific financing may not materialize.]

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2013 and beyond. The Company and its legal team are currently preparing for the final phase of the Arbitration in which the merits of the claim will finally be heard by the ICSID Tribunal overseeing the case. During this final phase, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The Company is seeking alternative, non-dilutive, financing arrangements specifically ear-marked for legal expenses related to the Arbitration.

[The foregoing section contains forward-looking statements regarding the expectation of ongoing legal undertakings. These statements are based on assumptions of management, specifically detailed previously in this report, that may prove erroneous and cause actual results and outcomes to differ from those currently anticipated.]

Key Issues

Important corporate and technical issues facing the Company in the coming fiscal year (and beyond) include: the Company’s ability to secure adequate financing for exploration expenses including the planned Hog Ranch drill program, maintenance of the El Salvador and Nevada properties and general working capital purposes; the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action; developments related to the Arbitration action; the execution and outcome of the Company’s Phase 1 drill program at the Hog Ranch property; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. Readers are strongly encouraged to review the information provided in Section 14 – Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2013 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 7, 14, and 16.]

17. Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR (www.sedar.com) including the Company’s unaudited interim financial statements published quarterly; the Company’s 20-F (available at www.sec.gov); and, the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

18. NI 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.